Exhibit 99.1

27 September 2023

TRANSACTION IN OWN SHARES

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its programme announced on September 19, 2023 to purchase its ordinary shares, no par value per share (“Ordinary Shares”) up to a maximum aggregate amount of £4.0 million (the “Programme”) in connection with forthcoming vesting of restricted stock units under the Burford Capital 2016 Long Term Incentive Plan (the “LTIP”), the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	September 26, 2023
Aggregate number of Ordinary Shares purchased:	34,373
Lowest price paid per Ordinary Share (GBp):	1147.00
Highest price paid per Ordinary Share (GBp):	1168.00
Volume weighted average price paid per Ordinary Share (GBp):	1161.2075

After giving effect to the purchase of these Ordinary Shares on September 26, 2023, the Company has purchased a total of 261,000 Ordinary Shares for an aggregate gross consideration of £3,070,957.57, at an average price of GBp 1176.6121 per Ordinary Share, resulting in its completion of the Programme to satisfy the Company’s requirements in connection with the forthcoming vesting of restricted stock units under the LTIP.

Ordinary Shares purchased pursuant to the Programme will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,049,877, of which 350,947 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,698,930 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Programme.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction	Trading venue
266	1159.00	08:43:59	AIMX
259	1163.00	08:43:59	AIMX

152	1163.00	08:43:59	AIMX
363	1163.00	08:44:02	AIMX
436	1162.00	08:45:55	AIMX
378	1162.00	08:46:55	AIMX
435	1160.00	08:48:30	AIMX
79	1158.00	08:48:30	AIMX
713	1159.00	08:48:30	AIMX
385	1159.00	08:50:00	AIMX
725	1159.00	08:50:00	AIMX
455	1162.00	09:03:41	AIMX
291	1161.00	09:03:41	AIMX
138	1161.00	09:03:41	AIMX
84	1161.00	09:03:41	AIMX
414	1159.00	09:11:45	AIMX
43	1153.00	09:49:56	AIMX
68	1153.00	09:49:56	AIMX
250	1153.00	09:49:56	AIMX
32	1153.00	09:49:56	AIMX
407	1152.00	09:49:56	AIMX
95	1147.00	10:28:04	AIMX
106	1147.00	10:28:04	AIMX
155	1147.00	10:28:04	AIMX
492	1158.00	10:37:18	AIMX
217	1158.00	10:37:40	AIMX
49	1158.00	10:38:10	AIMX
166	1158.00	10:39:13	AIMX
199	1158.00	10:39:13	AIMX
132	1158.00	10:41:13	AIMX
388	1156.00	10:43:20	AIMX
125	1155.00	11:14:50	AIMX
237	1155.00	11:14:50	AIMX
423	1156.00	11:37:01	AIMX
81	1156.00	11:51:41	AIMX
156	1156.00	11:53:49	AIMX
431	1158.00	11:58:05	AIMX
420	1157.00	12:02:07	AIMX
63	1157.00	12:26:55	AIMX
354	1157.00	12:26:55	AIMX
17	1156.00	12:26:55	AIMX
22	1156.00	12:26:58	AIMX
108	1156.00	12:26:58	AIMX

259	1156.00	12:26:58	AIMX
71	1157.00	12:44:56	AIMX
394	1158.00	12:45:23	AIMX
413	1158.00	12:51:48	AIMX
405	1159.00	13:13:45	AIMX
95	1160.00	13:29:41	AIMX
259	1162.00	13:29:41	AIMX
115	1162.00	13:29:48	AIMX
8	1162.00	13:29:48	AIMX
373	1162.00	13:32:30	AIMX
33	1163.00	13:52:53	AIMX
6	1163.00	13:52:53	AIMX
503	1163.00	13:52:53	AIMX
402	1163.00	13:52:53	AIMX
500	1164.00	13:59:41	AIMX
411	1164.00	14:07:25	AIMX
300	1164.00	14:07:25	AIMX
133	1164.00	14:07:26	AIMX
347	1161.00	14:19:35	AIMX
44	1161.00	14:19:35	AIMX
400	1161.00	14:21:51	AIMX
471	1160.00	14:21:52	AIMX
953	1160.00	14:28:11	AIMX
943	1160.00	14:32:29	AIMX
360	1163.00	14:34:51	AIMX
375	1163.00	14:35:30	AIMX
643	1168.00	14:42:10	AIMX
430	1168.00	14:42:10	AIMX
356	1168.00	14:42:41	AIMX
565	1166.00	14:43:09	AIMX
68	1164.00	14:45:02	AIMX
289	1164.00	14:47:30	AIMX
321	1164.00	14:47:30	AIMX
48	1164.00	14:47:30	AIMX
32	1167.00	14:50:29	AIMX
469	1167.00	14:50:29	AIMX
29	1167.00	14:50:30	AIMX
125	1167.00	14:50:31	AIMX
125	1167.00	14:50:31	AIMX
90	1167.00	14:50:31	AIMX
437	1166.00	14:51:17	AIMX

30	1166.00	14:57:17	AIMX
131	1166.00	14:57:17	AIMX
74	1166.00	14:57:17	AIMX
140	1166.00	14:57:17	AIMX
60	1166.00	14:59:17	AIMX
97	1166.00	14:59:17	AIMX
85	1166.00	14:59:17	AIMX
144	1166.00	14:59:17	AIMX
16	1166.00	14:59:17	AIMX
47	1164.00	15:00:01	AIMX
357	1164.00	15:00:01	AIMX
275	1164.00	15:00:01	AIMX
149	1164.00	15:00:01	AIMX
24	1163.00	15:03:24	AIMX
60	1164.00	15:03:24	AIMX
42	1164.00	15:03:24	AIMX
229	1163.00	15:03:24	AIMX
160	1163.00	15:04:24	AIMX
56	1163.00	15:04:24	AIMX
94	1163.00	15:04:24	AIMX
84	1163.00	15:04:24	AIMX
377	1164.00	15:09:51	AIMX
141	1163.00	15:09:51	AIMX
125	1163.00	15:09:51	AIMX
75	1163.00	15:09:51	AIMX
121	1161.00	15:12:51	AIMX
42	1161.00	15:12:51	AIMX
231	1161.00	15:12:51	AIMX
158	1160.00	15:14:08	AIMX
214	1160.00	15:14:08	AIMX
55	1159.00	15:17:13	AIMX
62	1159.00	15:17:13	AIMX
255	1159.00	15:17:13	AIMX
200	1159.00	15:18:13	AIMX
150	1159.00	15:18:13	AIMX
44	1159.00	15:18:13	AIMX
112	1160.00	15:19:44	AIMX
438	1160.00	15:23:46	AIMX
26	1159.00	15:23:46	AIMX
343	1159.00	15:23:46	AIMX
29	1159.00	15:23:46	AIMX

42	1160.00	15:23:46	AIMX
56	1160.00	15:23:46	AIMX
83	1162.00	15:26:01	AIMX
101	1162.00	15:26:01	AIMX
83	1162.00	15:26:01	AIMX
102	1163.00	15:28:01	AIMX
150	1163.00	15:28:01	AIMX
12	1165.00	15:32:44	AIMX
71	1165.00	15:32:44	AIMX
417	1165.00	15:32:44	AIMX
100	1164.00	15:32:44	AIMX
100	1164.00	15:32:44	AIMX
50	1164.00	15:32:44	AIMX
100	1164.00	15:32:44	AIMX
20	1164.00	15:32:44	AIMX
125	1164.00	15:34:46	AIMX
234	1164.00	15:34:46	AIMX
100	1162.00	15:35:30	AIMX
150	1162.00	15:35:30	AIMX
137	1162.00	15:35:30	AIMX
43	1162.00	15:39:33	AIMX
53	1162.00	15:39:33	AIMX
375	1162.00	15:39:33	AIMX
18	1162.00	15:39:33	AIMX
100	1162.00	15:39:33	AIMX
101	1162.00	15:39:33	AIMX
364	1162.00	15:41:51	AIMX
373	1162.00	15:44:11	AIMX
77	1162.00	15:46:51	AIMX
340	1162.00	15:46:51	AIMX
375	1162.00	15:49:51	AIMX
108	1162.00	15:52:11	AIMX
300	1162.00	15:52:11	AIMX
28	1164.00	15:54:11	AIMX
78	1164.00	15:54:11	AIMX
140	1164.00	15:54:11	AIMX
54	1164.00	15:54:11	AIMX
177	1160.00	15:54:16	AIMX
75	1160.00	15:54:16	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.